Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2010	Three Months Ended September 30, 2010

Earnings before income taxes	$ 7,797	$ 2,622

Add (deduct):
Equity in net loss of less than 50% owned affiliates	4	1
Dividends from less than 50% owned affiliates
Fixed charges	792	264
Interest capitalized, net of amortization	2	-

Earnings available for fixed charges	$ 8,595	$ 2,887

Fixed charges:
Interest incurred	$ 726	$ 242
Portion of rent expense deemed to represent interest factor	66	22

Fixed charges	$ 792	$ 264

Ratio of earnings to fixed charges	10.9	10.9

Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,

	2009	2008	2007	2006	2005
Earnings before income taxes	$ 9,243	$ 9,937	$8,884	$8,208	$7,636

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	6	64	(100)	(163)	(176)
Dividends from less than 50% owned affiliates		12	100	154	127
Fixed charges	1,006	618	359	446	407
Interest capitalized, net of amortization	2	(11)	(8)	(4)	(12)

Earnings available for fixed charges	$10,257	$10,620	$9,235	$8,641	$7,982

Fixed charges:
Interest incurred	$ 920	$ 543	$ 280	$ 378	$ 340

Portion of rent expense deemed to represent interest factor	86	75	79	68	67

Fixed charges	$ 1,006	$ 618	$ 359	$ 446	$ 407

Ratio of earnings to fixed charges	10.2	17.2	25.7	19.4	19.6